FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated March 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: March 31, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	March 31, 2007
For Immediate Publication

ICICI Bank hikes lending rates

ICICI Bank has announced an increase of 1% in its Floating Reference Rate (FRR) for consumer loans (including home loans) with effect from March 31, 2007. The revised FRR will be 12.75% p.a. as against 11.75% at present.

For existing floating rate customers, the increase in Floating Reference Rate (FRR) by 1% will be effective from April 1, 2007. The existing fixed rate customers whose loans are fully disbursed, will, however, not be impacted by the increase and their contracted rates will remain unchanged.

ICICI Bank has also announced an increase of 1% in its Benchmark Advance Rate (I-BAR). The revised I-BAR will be 15.75% p.a. payable monthly as against 14.75% at present.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank:
ICICI Bank (NYSE:IBN) is India's second largest bank and largest private sector bank with over 50 years presence in financial services and with assets of Rs. 2,958.32 billion as on December 31, 2006. The Bank offers a wide range of banking products and financial services to corporate and retail customers through a variety of delivery channels and through its specialised subsidiaries in the areas of investment banking, life and non-life insurance, private equity and asset management. ICICI Bank is a leading player in the retail banking market and services its large customer base through a network of over 745 branches and extension counters, 3,183 ATMs, call centres and internet banking (www.icicibank.com) to ensure that customers have access to its services at all times.

For Press Queries:
Mr Charudatta Deshpande
Head Corporate Communications
ICICI Bank Limited
BKC, Mumbai – 400051
T: +91 22 2653 8208
E-mail: charudatta.deshpande@icicibank.com